SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

BurgerFi International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12122L 101

(CUSIP Number)

David McPherson

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Legal Officer

(203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12122L 101

1.	Names of Reporting Persons. J. Michael Chu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,952,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,952,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,952,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12122L 101

1.	Names of Reporting Persons. Scott A. Dahnke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,952,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,952,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,952,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12122L 101

1.	Names of Reporting Persons. Cardboard Box LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,952,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,952,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,952,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12122L 101

1.	Names of Reporting Persons. CP7 Warming Bag, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,952,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,952,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,952,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12122L 101

1.	Names of Reporting Persons. CP7 Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,952,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,952,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,952,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of BurgerFi International, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 105 US Highway 1, North Palm Beach, Florida.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by the following (each, a “Reporting Person,” and collectively, the “Reporing Persons”):

(i)	Cardboard Box, LLC (“Cardboard Box”), a Delaware limited liability company;

(ii)	CP7 Warming Bag, L.P. (“CP7 Warming Bag”), a Delaware limited partnership and the member of Cardboard Box holding a majority of the outstanding equity interests of Cardboard Box;

(iii)	CP7 Management, LLC (“CP7 Management”), a Delaware limited liability company and the general partner of CP7 Warming Bag;

(iv)	Scott Dahnke, a citizen of the United States, who is a managing member of CP7 Management and disclaims beneficial ownership of the shares of Common Stock reported herein; and

(v)	J. Michael Chu, a citizen of the United States, who is a managing member of CP7 Management and disclaims beneficial ownership of the shares of Common Stock reported herein.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The business address of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich Connecticut 06830.

(c)

The principal business of: (i) Cardboard Box is to serve as a private investment vehicle for investment in the Issuer; (ii) CP7 Warming Bag is to serve as a private investment vehicle for investment in Cardboard Box (iii) CP7 Management as the manager of certain private investment vehicles, including CP7 Warming Bag; (iv) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities; and (v) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The places of organization or citizen of each of the Reporting Persons, as applicable, are listed in paragraph (a) of this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

Cardboard Box acquired an aggregate of 2,952,900 shares of Common Stock and 2,120,000 shares of the Issuer’s non-convertible, redeemable Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) in connection with the Stock Purchase Agreement (as defined in Item 6 of this Schedule 13D).

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported on this Schedule 13D for investment purposes. Andrew Taub, a Managing Partner of L Catterton, has been appointed to the Issuer’s Board of Directors. Further, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may have discussions with the Issuer, which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Issuer.

The Reporting Persons may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time including but not limited to: (i) acquiring additional shares of Common Stock or Series A Preferred Stock and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Common Stock or Series A Preferred Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to interested market and industry participants; (iv) entering into or amending agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; or (v) proposing or considering any one or more of the actions described in subsections (a) through (j) of this Item 4 of Schedule 13.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 21,263,400 outstanding shares of Common Stock as reported by the Issuer in its post-effective amendment to Form S-1 filed with the Securities and Exchange Commission on November 5, 2021.

Based upon information included in the Issuer’s definitive proxy statement on Schedule 14A filed on July 21, 2021, Ophir Sternberg beneficially owns 2,060,112 shares of Common Stock, consisting of (i) 870,725 shares (the “Unit Shares”) of Common Stock underlying units, each of which consists of one share of Common Stock and one warrant (“Warrant”) exercisable to purchase one share of common stock, and 1,139,387 shares of Common Stock underlying Warrants, which are currently exercisable, owned directly by Lionheart Equities, LLC (“Lionheart”) and (ii) 50,000 shares owned by Mr. Sternberg. Mr. Sternberg, Lionheart, and Cardboard Box are each parties to the Voting Agreement (as defined in Item 6 of this Schedule 13D). Together with the Reporting Persons, Mr. Sternberg and Lionheart collectively beneficially own an aggregate of 5,013,012 shares of Common Stock, which represents approximately 22.6% of the Issuer’s outstanding shares of Common Stock.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they are members of a “group.” The Reporting Persons expressly disclaim the existence of, or membership in a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Mr. Sternberg or Lionheart, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by the other parties to the Voting Agreement, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	On November 3, 2021, Cardboard Box acquired 2,952,900 shares of Common Stock (of which 1,560,976 are held in escrow) and 2,120,000 shares of Preferred Stock pursuant to the Stock Purchase.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

On November 3, 2021, Cardboard Box, the Issuer, and Hot Air, Inc. (“Hot Air”), which was a wholly-owned subsidiary of Cardboard Box (and through its subsidiaries, owned the business operating under the name “Anthony’s Coal Fired Pizza & Wings” (“ACFP”)) entered into an Amended and Restated Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Issuer acquired 100% of the outstanding shares of Hot Air from Cardboard Box. In consideration for the shares of Hot Air, the Issuer paid to Cardboard Box $87,055,480, subject to adjustments based on net debt levels and Leakage (as defined in the Stock Purchase Agreement) (such adjusted amount, the “BFI Consideration Share Amount”), payable through the issuance to Cardboard Box of: (i) 2,952,900 newly-issued shares (the “BFI Consideration Common Shares”) of Common Stock (valued at $10.25 per share) representing an amount equal to the BFI Consideration Share Amount, minus $53,000,000, up to the BFI Common Exchange Cap; and (ii) 2,120,000 newly-issued shares of Series A Preferred Stock (with the number of shares of Series A Preferred Stock issued calculated using a price per share of $25.00) representing an aggregate value equal to $53,000,000 (the “Stock Acquisition”).

An amount of BFI Consideration Common Shares equal to 1,170,732 (the “Indemnification Escrow Shares”) has been deposited into escrow with Continental Stock Transfer & Trust Company, the Issuer’s transfer agent (the “Escrow Agent”) for the purpose of securing the indemnification obligations of Cardboard Box set forth in the Stock Purchase Agreement and an amount of BFI Consideration Common Shares equal to 390,244 (the “Purchase Price Adjustment Escrow Shares,” and together with the Indemnification Escrow Shares, the “Escrow Shares”) has been deposited into escrow with the Escrow Agent for the purpose of securing obligations of Cardboard Box with respect to any purchase price adjustments due to the net debt levels or Leakage as set forth in the Stock Purchase Agreement.

In addition, the Issuer assumed (the “Assumption of Debt”) $75,608,999 of Hot Air’s debt, subject to certain post-Closing adjustments. Further, the Issuer assumed Hot Air’s Amended and Restated 2016 Stock Option Plan and, on November 3, 2021, entered into an amendment to the non-qualified stock option agreement pursuant to the Target Plan (the “Option Agreement Amendment”) with each recipient of Option Consideration Shares, pursuant to which the Hot Air Options were converted into an aggregate of 409,524 Option Consideration Shares.

Share Escrow Agreement

In connection with the Stock Purchase Agreement, on November 3, 2021, the Issuer, Cardboard Box and the Escrow Agent entered into a share escrow agreement (the “Escrow Agreement”) for the escrow of the Escrow Shares. The Indemnification Escrow Shares shall remain in escrow to satisfy indemnification claims against Cardboard Box under the Stock Purchase Agreement for a period of twelve (12) months after the Closing Date and the Purchase Price Adjustment Escrow Shares will remain in escrow until determination of the Net Indebtedness Adjustment in accordance with the terms of the Stock Purchase Agreement. During the term of the Escrow Agreement, Cardboard Box shall be treated as the holder of the Escrow Shares for voting purposes and shall retain all of its rights as a stockholder of the Issuer. Any dividends paid with respect to the Escrow Shares shall be deemed part of the Escrow Shares and be delivered to the Escrow Agent to be held in a bank account and be deposited in a non-interest bearing account to be maintained by the Escrow Agent in the name of the Escrow Agent for the benefit of Cardboard Box. The form of the Escrow Agreement is attached as Exhibit C to the Stock Purchase Agreement.

The Escrow Agreement is filed with this Schedule 13D as Exhibit 3 and is incorporated herein by reference. The foregoing description of the Escrow Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Escrow Agreement.

Registration Rights and Lock-Up Agreement

Also in connection with the Stock Purchase Agreement, on November 3, 2021, Cardboard Box and the Issuer entered into a registration rights and lock-up agreement (the “RRA”) covering the BFI Consideration Common Shares held by Cardboard Box and/or its permitted assignees (collectively, the “Holders”) as well as any securities of the Issuer issued as a dividend or other distribution with respect to, in exchange for or in replacement of each of the BFI Consideration Common Shares (collectively, the “Registrable Securities”). Pursuant to the RRA, the Issuer is obligated to file a registration statement with the SEC within seventy-five (75) days after the Closing Date to register the Registrable Securities for resale on Form S-1 or, if the Issuer is then eligible to register on Form S-3, on Form S-3, which must be effective within 90 calendar days following the filing date, or, in the event the registration statement receives a “full review” by the SEC, the 120th calendar date following the filing date. In the event the SEC requires a cutback in the number of Registrable Securities being registered, the Registrable Securities will be cut back on a pro rata basis. If the Issuer is eligible to file on Form S-3, the Holders may at any time request that the Issuer register for resale any or all such the Registrable Securities on Form S-3; provided that such Holders, together with the holders of any other securities of the Issuer entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities at an aggregate price to the public of at least $1,000,000; provided, further, that the Issuer shall not be obligated to effect such request through an underwritten offering. In addition, the Seller is entitled to make up to three (3) demands that the Issuer register the Registrable Securities, and all Holders have “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Stock Acquisition. Further, the Holders are entitled to, on up to four (4) occasions after a shelf registration statement becomes effective, specify to the Issuer that the sale of some or all of the Registrable Securities subject to such shelf registration is intended to be conducted through an underwritten offering or block trade or similar registered offering through a broker, sales agent or distribution agent, so long as the anticipated gross proceeds of such offering is not less than $15,000,000 (unless the Holders are proposing to sell all of their remaining Registrable Securities). At any time that any shelf registration statement is effective, if a Holder delivers notice to the Issuer that it intends to effect a sale or distribution of all or part of its Registrable Securities included by it on any shelf registration statement (a “Shelf Offering”), the Issuer shall amend or supplement the shelf registration statement as necessary to enable such Registrable Securities to be sold and distributed pursuant to the Shelf Offering. Notwithstanding anything to the contrary in the foregoing, the Issuer may postpone for up to ninety (90) days the filing or effectiveness of a registration statement for a demand registration or the filing of a shelf registration statement for the purpose of effecting an offering pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), or any successor rule thereto (a “Shelf Takedown”), if the Board makes certain determinations in its reasonable good faith judgment with respect to such demand registration or Shelf Takedown.

The RRA also provides that the BFI Consideration Common Shares, except with respect to transfers to permitted assignees, shall be subject to a lock-up until twelve (12) months after the Closing, subject to (i) earlier expiration as follows: (A) 30% of the BFI Consideration Common Shares may be transferred, if after the Closing, the last reported closing price of the Common Stock for any twenty (20) trading days within any consecutive thirty (30) trading day period equals or exceeds $23.00 per share, (B) 30% of the BFI Consideration Common Shares may be transferred, if after the Closing, the last reported closing price of the Common Stock for any twenty (20) trading days within any consecutive thirty (30) trading day period equals or exceeds $25.00 per share, and (C) 40% of the BFI Consideration Common Shares may be transferred, if after the Closing, the last reported closing price of the Common Stock for any twenty (20) trading days within any consecutive thirty (30) trading day period equals or exceeds $28.00 per share; and (ii) all applicable holding periods and requirements under the Securities Act and the rules and regulations thereunder. In addition, the BFI Consideration Common Shares shall be subject to a lock-up for 180 days after the Closing. The form of the RRA is attached as Exhibit D to the Stock Purchase Agreement.

The RRA is filed with this Schedule 13D as Exhibit 4 and is incorporated herein by reference. The foregoing description of the RRA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the RRA.

Restrictive Covenants Agreement

Also in connection with the Stock Acquisition, on November 3, 2021, Catterton Partners VII, L.P., Catterton Partners VII Offshore, L.P. and Catterton Partners VII Special Purposes, L.P. (collectively, the “Restricted Parties”), on the one hand, and the Issuer, on the other hand, entered into a restrictive covenants agreement (the “RCA”). The RCA subjects the Restricted Parties to confidentiality obligations for so long as the Restricted Parties collectively hold, directly or indirectly, not less than fifty percent (50%) of the BFI Consideration Common Shares, and a prohibition on solicitation of certain employees until the second (2nd) anniversary of the Closing Date. The form of the RCA is attached as Exhibit E to the Purchase Agreement.

The RCA is filed with this Schedule 13D as Exhibit 5 and is incorporated herein by reference. The foregoing description of the RCA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the RCA.

Voting Agreement

Also in connection with the Stock Acquisition, on November 3, 2021, the Issuer, Cardboard Box, Ophir Sternberg and Lionheart Equities, LLC entered into a voting agreement (the “Voting Agreement”) pursuant to which Cardboard Box, Mr. Sternberg and Lionheart Equities, LLC agree to vote (or consent pursuant to an action by written consent of the Issuer’s stockholders) all securities of the Issuer that such stockholder owns from time to time and may vote in the election of the Issuer’s directors in favor of the Issuer’s post-Closing Board of Directors (the “Board”) until the first to occur of the following: (i) the date that is one (1) year after the Closing Date and (ii) immediately prior to a transaction pursuant to which a person or group other than current stockholders of the Issuer or the stockholders party to the Voting Agreement, or their respective affiliates, will control greater than fifty percent (50%) of the Issuer’s voting power with respect to the election of directors of the Issuer. The Voting Agreement also provides that, if during the term of the Voting Agreement, any stockholder who is a party thereto fails to timely submit a proxy card voting in favor of the election of all of the members of the post-Closing Board who are standing for election, the stockholder appoints the Executive Chairman of the Board of Directors as its true and lawful attorney and proxy with full power of substitution for and its name to act on behalf of the stockholder, for the limited purpose of voting in favor of the election of all of the members of the post-Closing Board; provided, however that such stockholder may attend and vote at the meeting of the Issuer’s stockholders following exercise of such limited proxy by the Executive Chairman of the Board;

provided, further that in the event of such voting by such stockholder at the meeting that is not in favor of the election of all of the members of the post-Closing Board who are standing for election, the Executive Chairman of the Board may again exercise such limited proxy and such stockholder may not vote in such election again. The form of the Voting Agreement is attached as Exhibit F to the Purchase Agreement.

The Voting Agreement is filed with this Schedule 13D as Exhibit 6 and is incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement.

Series A Preferred Stock

The terms of the Series A Preferred Stock are set forth in a certificate of designation (the “CoD”) the Issuer filed with the Delaware Secretary of State on November 3, 2021, as described below.

Dividend Rights

From and after the earlier of (a) June 15, 2024, and (b) the date on which the indebtedness (the “Regions Credit Facility”) of the Issuer and certain of its direct and indirect subsidiaries pursuant to that certain Credit Agreement, dated as of December 15, 2015, as amended, between Plastic Tripod, Inc. and certain of its subsidiaries, the Target, the lenders party thereto and Regions Bank, as administrative agent and collateral agent, as such credit agreement and related agreements was amended as of the Closing or is refinanced or repaid in full, cumulative payment-in-kind (“PIK”) (including fractional shares of Series A Preferred Stock paid as dividends) dividends (“Preferred Dividends”) shall accrue on the Series A Preferred Stock, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis at the Applicable Dividend Rate (as defined below) on the Series A Adjusted Price (as defined in the CoD). Preferred Dividends will be payable in arrears as applicable: (1) upon a liquidation, dissolution, winding up or Deemed Liquidation Event (as defined in the CoD) of the Issuer, on or prior to the time the holders of Series A Preferred Stock receive an amount per each share of Series A Preferred Stock equal to the Series A Redemption Price (as defined below), (2) upon a redemption (except a redemption upon the occurrence of a Deemed Liquidation Event), on or prior to the Redemption Date (as defined below), or (3) before an Arrearage Event (as defined below). In addition, holders of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds legally available therefor, participating dividends (“Participating Dividends”) with respect to dividends declared on Common Stock on an equivalent per share of Series A Preferred Stock basis based on an equivalent number of shares and fractional shares of Common Stock equal to dividing the Series A Adjusted Price by a per share amount equal to the arithmetic average of the VWAP (as defined in the CoD) for each of the 30 consecutive trading days immediately preceding the applicable record date (the “Common Stock Price”) on the applicable record date for such dividends or distributions. For the avoidance of doubt, the calculation of Preferred Dividends shall not result in an increase in the compounding rate of the Applicable Dividend Rate of more than once quarterly, as contemplated in the definition of Applicable Dividend Rate. “Applicable Dividend Rate” shall mean (a) 7.00% per annum, compounded quarterly, with such rate increasing by an additional 0.35% per quarter commencing with the three month period ending September 30, 2024 and (b) in the event that the Regions Credit Facility is refinanced or repaid in full prior to June 15, 2024 and the Series A Preferred Stock is not redeemed in full on such date, from and after such date, the Applicable Dividend Rate shall be 5.00% per annum, compounded quarterly, until June 15, 2024, at which time the Applicable Dividend Rate shall be determined as set forth in clause (a) of the CoD.

In the event the Issuer shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Issuer (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the foregoing provision does not apply to such dividend or distribution, then the holders of Series A Preferred Stock shall receive an amount equal to the aggregate amount of any such dividends or other distributions on an equivalent per share of Series A Preferred Stock basis, simultaneously with the distribution to the holders of Common Stock, based on the number of equivalent shares and fractional shares of Common Stock equal to dividing the Series A Adjusted Price by the Common Stock Price on the applicable record date for such dividends or distributions.

Arrearage

If the Issuer fails to comply with its obligations under the CoD with respect to Preferred Dividends or fails to pay or distribute any unpaid Participating Distribution (any of the foregoing events, an “Arrearage Event”), no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon the Common Stock and any other classes or series of capital stock, and any rights or options to acquire capital stock, ranking junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Issuer or upon a Deemed Liquidation Event, or in respect of the payment of dividends or rights of redemption (“Junior Stock”), nor shall any Junior Stock be redeemed, purchased or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption or other purchase of any such Junior Stock), directly or indirectly, by the Issuer or any of its subsidiaries until (i) all such dividends have been paid in full or (ii) all such dividends have been or contemporaneously are declared and a sum sufficient for the payment thereof has been or is set aside for the benefit of the holders of the Series A Preferred Stock.

Liquidation

The Series A Preferred Stock ranks senior to the Common Stock in a distribution of assets in any dissolution or liquidation of the Issuer. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Issuer, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Issuer available for distribution to its stockholders, before any payment shall be made to the holders of Junior Stock, an amount per each share of Series A Preferred Stock equal to the Series A Redemption Price; provided, however, that if there are not sufficient assets available to redeem all outstanding shares of Series A Preferred Stock, then the holders of shares of the Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them, and the Issuer shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.

Redemption

The shares of Series A Preferred Stock (in whole or in part) shall be redeemable from any holder at the Issuer’s option at any time for cash in an amount (the “Series A Redemption Price”) per share equal to the Series A Adjusted Price, plus, without duplication, any dividends unpaid thereon, plus, without duplication, an amount equal to accrued and unpaid dividends and distributions thereon for each share of Series A Preferred Stock held by such holders. The Issuer shall send written notice of such redemption to each holder of record of Series A Preferred Stock not less than thirty (30) days prior to the date of redemption (the “Redemption Date”).

In addition, in the event the Issuer consummates (i) one or more equity financings for the benefit of the Issuer or its subsidiaries in which shares of Common Stock, Preferred Stock or securities, directly or indirectly, convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock are issued, or (ii) other than with respect to the Regions Credit Facility, one or more debt financings, which raise, in the aggregate and taken together with any prior or concurrent equity and/or debt financings, gross proceeds to the Issuer of $50,000,000 or more (each, a “Qualified Financing”), the Issuer shall (a) send a redemption notice to the holders of the Series A Preferred Stock on the date a Qualified Financing is consummated and set a Redemption Date of thirty (30) days (or if such 30th day is not a business day, the first business day thereafter) following the date a Qualified Financing is consummated and (b) use fifty percent (50%) of the proceeds from any such Qualified Financing for general and other corporate purposes and the remaining fifty percent (50%) of any such proceeds to promptly redeem all or a portion, as applicable, of the Series A Preferred Stock in exchange for the Series A Redemption Price. Notwithstanding the foregoing, if any redemption triggered by a Qualified Financing would otherwise occur before the earlier of (x) the date that is 91 days after June 15, 2024, and (y) the date on which the Regions Credit Facility is repaid in full, and the Regions Credit Facility prohibits or limits such redemption, the Issuer shall only be obligated to redeem the Series A Preferred Stock as and to the extent permitted under the Regions Credit Facility and, promptly after such prohibition or limitation lapses, the Issuer shall redeem such shares of Series A Preferred Stock in accordance with the foregoing provisions as if such redemption had not been prohibited or limited by the Regions Credit Facility.

Further, upon the occurrence of a Deemed Liquidation Event, if the Issuer does not effect a dissolution of the Issuer within ninety (90) days after such Deemed Liquidation Event, then the Issuer shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right to require the redemption of such shares of Series A Preferred Stock, and if the holders of at least a majority of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Issuer not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Issuer shall, on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Redemption Price.

Notwithstanding the foregoing, upon the sixth (6th) anniversary of the Closing, the Issuer shall redeem all of the Series A Preferred Stock in exchange for the Series A Redemption Price. The Issuer shall send written notice of such redemption to each holder of record of Series A Preferred Stock not less than thirty (30) days prior to the Redemption Date.

In the event the Issuer fails to timely redeem any shares of Series A Preferred Stock as required upon a Qualified Financing or in accordance with the preceding paragraph by a date that would be on or after the Regions Maturity Date, the Applicable Dividend Rate shall automatically increase to the lesser of (x) 10% (with such rate increasing by an additional 0.35% per quarter from and after the date any shares of Series A Preferred Stock were required to be redeemed) or (y) the maximum rate that may be applied under applicable law, unless waived in writing by the holders of a majority of the outstanding shares of Series A

Preferred Stock.

Voting Rights

The shares of Series A Preferred Stock shall not have voting rights, other than any vote required by law or the Amended and Restated Certificate of Incorporation of the Issuer (including the CoD). The written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, consenting or voting separately as a class, shall be required for certain major decisions of the Issuer such as (i) an amendment of the CoD, Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, in a manner that adversely affects the holders of the Series A Preferred Stock (other than an amendment contemplated in the CoD), (ii) to create, or authorize the creation of, increase the authorized shares of, or issue shares of, any additional class or series of capital stock that ranks senior or equal to the Series A Preferred Stock, (iii) to reclassify, alter or amend any existing security of the Issuer that is junior to the Series A Preferred Stock, if such reclassification, alteration or amendment would render such other security senior to or equal with the Series A Preferred Stock, (iv) a redemption of any shares of capital stock of the Issuer other than redemption of the Series A Preferred Stock pursuant to the CoD and certain other exceptions and (v) the issuance of shares of Series A Preferred Stock to persons other than the original holders and their affiliates and any transferees thereof.

Transferability

The Series A Preferred Stock are freely transferable by the holders thereof without any consent required of the Issuer subject to compliance with applicable federal and state securities laws.

Conversion

The holders of shares of Series A Preferred Stock do not have any conversion rights.

Amendment

At such time as any shares of Series A Preferred Stock are outstanding, any proposed waiver of or amendment to the Amended and Restated Certificate of Incorporation of the Issuer (including the CoD) that would adversely alter, change or repeal any of the preferences, powers or special rights given to the Series A Preferred Stock, shall require the approval by the Issuer and the affirmative vote of a majority of the outstanding shares of the Series A Preferred Stock, in addition to such other vote as may be required by the Delaware General Corporation Law.

Other

Holders of Series A Preferred Stock shall have no preemptive or other subscription rights.

The CoD was is filed as Exhibit 7 to this Schedule 13D and is incorporated herein by reference. The foregoing description of the CoD does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the CoD.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Amended and Restated Stock Purchase Agreement dated November 3, 2021 by and among Hot Air, Inc., Cardboard Box, LLC and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 3	Share Escrow Agreement, dated November 3, 2021, by and among the Issuer, Cardboard Box and the Escrow Agent (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 4	Registration Rights and Lock-Up Agreement, dated November 3, 2021, by and between Cardboard Box and the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 5	Restrictive Covenants Agreement, dated November 3, 2021, by and among Catterton Partners VII, L.P., Catterton Partners VII Offshore, L.P. and Catterton Partners VII Special Purposes, L.P., on the one hand, and the Issuer, on the other hand (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 6	Voting Agreement, dated November 3, 2021, by and among the Issuer, the Seller, Ophir Sternberg and Lionheart Equities, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 7	Certificate of Designation of Series A Preferred Stock of the Issuer, dated November 3, 2021 (Incorporated by reference to Exhibit 4.2 to the Issuer’s registration statement on Form S-8 filed on November 3, 2021 (File No. 333-260727)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021

/s/ J. Michael Chu
J. MICHAEL CHU

/s/ Scott A. Dahnke
SCOTT A. DAHNKE

CARDBOARD BOX LLC

By: /s/ Matthew Leeds
Name: Matthew Leeds
Title: Vice President

CP7 WARMING BAG, L.P.

By: CP7 Management, LLC, its general partner

By: /s/ Scott A. Dahnke
Name: Scott A. Dahnke
Title: Authorized Person

CP7 MANAGEMENT, LLC

By: /s/ Scott A. Dahnke
Name: Scott A. Dahnke
Title: Authorized Person